UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549-1004






                                 FORM U-9C-3



                    QUARTERLY REPORT PURSUANT TO RULE 58


                For the quarterly period ended March 31, 2004





                             Northeast Utilities
                             -------------------
                    (Name of registered holding company)





                     107 Selden Street, Berlin, CT 06037
                     -----------------------------------
                  (Address of Principal Executive Officers)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

John P. Stack, Vice President-Accounting and Controller
Telephone Number:  860-665-2333




                            GENERAL INSTRUCTIONS



A.   Use of Form

     1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

     2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

     3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

     4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.   Statements of Monetary Amounts and Deficits

     1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

     2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C.   Formal Requirements

     This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T (17 CFR 232.10 et seq.). A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning this report should be directed.

D.   Definitions

     As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations there under.




ITEM 1 - ORGANIZATIONAL CHART

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.

-------------------------------------------------------------------------------

                                                               Percentage of                 Activities
                                                                  Voting                      Reported
     Name of        Energy or     Date of        State of       Securities      Nature of    During the
Reporting Company  Gas Related  Organization   Organization        Held         Business       Period
-----------------  -----------  ------------   ------------    --------------   ----------   ----------
NU Enterprises,      Holding      01/04/99      Connecticut    100% by        Unregulated       (A)
Inc.                                                           Northeast      businesses
                                                               Utilities      holding
                                                                              company

Select Energy,       Energy       09/26/96      Connecticut    100% by NU     Energy-           (B)
Inc.                                                           Enterprises,   related
                                                               Inc.           activities

Northeast            Energy       01/04/99      Connecticut    100% by NU     Energy-           (C)
Generation                                                     Enterprises,   related
Services Company                                               Inc.           activities

Select Energy        Energy       06/19/90     Massachusetts   100% by NU     Energy-           (D)
Services, Inc.                                                 Enterprises,   related
                                                               Inc.           activities

Reeds Ferry Supply   Energy       07/15/64     New Hampshire   100% by        Energy-           (E)
Co., Inc.                                                      Select Energy  related
                                                               Services,      activities
                                                               Inc.

HEC/Tobyhanna        Energy       09/28/99     Massachusetts   100% by        Energy-           (F)
Energy Project,                                                Select Energy  related
Inc.                                                           Services,      activities
                                                               Inc.

Select Energy        Energy       10/12/94     Massachusetts   100% by        Energy-           (G)
Contracting, Inc.                                              Select Energy  related
                                                               Services,      activities
                                                               Inc.

Yankee Energy        Holding      02/15/00      Connecticut    100% by        Public            (H)
System, Inc.                                                   Northeast      Utility
                                                               Utilities      Holding
                                                                              Company

Yankee Energy        Energy       07/02/93      Connecticut    100% by        Energy-           (I)
Services Company                                               Yankee Energy  related
                                                               System, Inc.   activities

R. M. Services,      Energy       11/22/94      Connecticut    10% by Yankee  Energy-           (J)
Inc.                                                           Energy         related
                                                               System, Inc.   activities

Acumentrics          Energy       09/13/00    Massachusetts    5% by NU       Energy-           (K)
Corporation                                                    Enterprises,   related
                                                               Inc.           activities

ERI/HEC EFA-Med,     Energy       09/30/00       Delaware      50% by Select  Energy-           (L)
LLC                                                            Energy         related
                                                               Services,      activities
                                                               Inc.

E. S. Boulos         Energy       01/10/01    Connecticut      100% by        Energy-           (M)
Company                                                        Northeast      related
                                                               Generation     activities
                                                               Services
                                                               Company

NGS Mechanical,      Energy       01/24/01    Connecticut      100% by        Provide           (N)
Inc.                                                           Northeast      mechanical
                                                               Generation     construction
                                                               Services       and
                                                               Company        maintenance
                                                                              services

HEC/CJTS Energy      Energy       03/02/01       Delaware      100% by        Facilitate        (O)
Center LLC                                                     Select Energy  construction
                                                               Services,      financing
                                                               Inc.

Select Energy        Energy       02/13/96       Delaware      100% by        Energy-           (P)
New York, Inc.                                                 Select         related
                                                               Energy, Inc.   activities

Woods Electrical     Energy       07/18/02      Connecticut    100% by        Provide           (Q)
Co., Inc.                                                      Northeast      electrical
                                                               Generation     contracting
                                                               Services       services
                                                               Company

Greenport Power,     Energy       02/13/03       Delaware      50% by         Energy            (R)
LLC                                                            Northeast      related
                                                               Generation     construction
                                                               Services       activities
                                                               Company

(A) NU Enterprises, Inc. is not a "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(B) Select Energy, Inc. (Select Energy) is an integrated energy business that buys, markets and sells electricity, gas, oil and energy-related products and services to both wholesale and retail customers in the northeastern United States. Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers. Select Energy, collectively with its affiliated businesses, provides a wide range of energy products and energy services.

     Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies and is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Virginia.

(C) Northeast Generation Services Company (NGS) provides a full range of energy-related operation and maintenance services for larger industrial, institutional and power generation customers throughout the 11-state northeast area. NGS' current business segments focus on providing turnkey Manage and Operate Services (MOS), a variety of Specialty Services (SS) and full-scope mechanical, Construction and Maintenance Services (CMS).

     MOS is a service that is designed for generation asset owners. Within the SS platform, its offerings include electrical maintenance and laboratory analysis. Within the CMS platform, the product and service offerings include mechanical maintenance services and engineering and environmental consulting services, with an emphasis on power plant systems.

(D) Select Energy Services, Inc. (formerly HEC Inc.) is not a "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(E) Reed's Ferry Supply Co., Inc. is an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting, Inc.

(F) HEC/Tobyhanna Energy Project, Inc. was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract project at the Tobyhanna Army Depot.

(G) Select Energy Contracting, Inc. designs, manages and directs the construction of, and/or installation of mechanical, water, and electrical systems, energy and other resource consuming equipment.

(H) Yankee Energy System, Inc. is not a "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(I) Yankee Energy Services Company has disposed of most of its assets and is winding down its energy-related business.

(J) R. M. Services, Inc. provides consumer collection services for companies throughout the United States.

(K) Acumentrics Corporation develops, manufactures, and distributes advanced power generation, power quality and power protection devices including a high-speed flywheel and advanced technology fuel cells.

(L) ERI/HEC EFA-Med, LLC (ERI/HEC) is a Delaware limited liability company that was formed by Select Energy Services, Inc., and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the U.S. Navy. Under the contract, the Navy will issue Delivery Orders for energy services work at U.S. Government facilities located in Bahrain, Greece, Egypt, Italy, Spain, Turkey, and the United Kingdom. ERI/HEC will designate either ERI or Select Energy Services, Inc. to perform each of the Delivery Orders. ERI/HEC will also act as the conduit for any project-related financing. ERI Services, Inc. and Select Energy Services, Inc. each own 50% of the LLC.

(M) E. S. Boulos Company (Boulos) is in the electrical contracting business primarily in Maine, New Hampshire and Massachusetts. Boulos is registered to do business in Connecticut, Rhode Island, Maine, Massachusetts, New Hampshire, New York, and Vermont.

(N) NGS Mechanical, Inc. (NGSM) performs power plant operations, maintenance and capital project support. NGSM is registered to do business in Massachusetts, New Hampshire, Maine, Vermont, Rhode Island, and New York.

(O) HEC/CJTS Energy Center LLC (HEC/CTJS) facilitated the construction of an energy center at the Connecticut Juvenile Training School in Middletown, Connecticut. HEC/CJTS does not have any employees nor does it conduct any activities other than those related to the lease related to such project.

(P) Select Energy New York, Inc. is engaged in the brokering, marketing, transportation, storage, and sale of energy commodities.

(Q) Woods Electrical Co., Inc. is in the electrical contracting business mainly in Connecticut. Woods is registered to do business in Connecticut, Massachusetts, Maine and New Hampshire.

(R) Greenport Power LLC (Greenport) is a Delaware limited liability company that was formed by NGS and Hawkeye Electric LLC (Hawkeye Electric) to enter into an Engineering, Procurement and Construction Agreement with Global Commons LLC for the performance of design, engineering, procurement, construction and other services in connection with an electrical facility construction project in Greenport, Long Island, New York. Hawkeye Electric, which is not an affiliate of NU, and NGS each own 50% of Greenport.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

-------------------------------------------------------------------------------
Instruction
-----------
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
------------------------------------------------------------------------------

                                                          Person
Company         Type of   Principal                       to Whom       Collateral  Consideration  Company       Amount of
Issuing         Security  Amount of    Issue or  Cost of  Security      Given With  Received for   Contributing  Capital
Security        Issued    Security     Renewal   Capital  Was Issued    Security    Each Security  Capital       Contribution
--------------- --------  ----------   --------  -------  ------------  ----------  -------------  ------------  ------------
Select
Energy, Inc.    No transactions this quarter.

Northeast
Generation
Services
Company         No transactions this quarter.

Select Energy
Contracting,
Inc.            No transactions this quarter.

Reeds Ferry
Supply Co.,
Inc.            No transactions this quarter.

HEC/Tobyhanna
Energy
Project, Inc.   No transactions this quarter.

Yankee Energy
Services
Company         No transactions this quarter.

R. M.
Services, Inc.  No transactions this quarter.

ERI/HEC
EFA-Med, LLC    No transactions this quarter.

E.S. Boulos
Company         No transactions this quarter.

NGS Mechanical,
Inc.            No transactions this quarter.

HEC/CJTS
Energy
Center LLC      No transactions this quarter.

Select Energy
New York, Inc.  No transactions this quarter.

Woods Electrical
Co., Inc.       No transactions this quarter.

Northeast
Utilities       No transactions this quarter.


ITEM 3 - ASSOCIATE TRANSACTIONS

-------------------------------------------------------------------------------
Instructions
------------

1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.

-------------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.

                                                                           Total Amount
                                                                              Billed*
Reporting               Associate
Company                 Company                    Types of                Three Months
Rendering               Receiving                  Services                    Ended
Services                Services                   Rendered               March 31, 2004
----------------------- ------------------------   --------------         --------------
                                                                            (Thousands
                                                                            of Dollars)
Northeast               Northeast
Generation              Generation
Services Company        Company                    Power Plant              $   9,024
                                                                            =========
Northeast               NGS
Generation              Mechanical,
Services Company        Inc.                       Miscellaneous            $       2
                                                                            =========
Northeast
Generation              Woods Network
Services Company        Services, Inc.             Miscellaneous            $       9
                                                                            =========
Northeast               The Connecticut
Generation              Light and Power
Services Company        Company                    Electrical Services      $     101
                                                                            =========
Northeast
Generation              Holyoke Water
Services Company        Power Company              Power Plant              $   3,080
                                                                            =========
Northeast
Generation              Select Energy
Services Company        Services, Inc.             Power Plant              $     920
                                                                            =========

Northeast               Public Service
Generation              Company of                 Electrical and
Services Company        New Hampshire              Mechanical Services      $     102
                                                                            =========
Northeast
Generation              Yankee Energy
Services Company        Services Inc.              Miscellaneous            $       1
                                                                            =========
Northeast
Generation                                         Wholesale Purchasing
Services Company        E.S. Boulos Company        Services                 $      14
                                                                            =========
Northeast
Generation              Woods Electrical
Services Company        Co., Inc.                  Miscellaneous            $       4
                                                                            =========
Northeast
Generation              Woods Network
Services Company        Servies, Inc.              Miscellaneous            $       4
                                                                            =========
Reeds Ferry             Select Energy              Wholesale Purchasing
Supply Co., Inc.        Contracting, Inc.          Services                 $     295
                                                                            =========
                        Northeast
                        Generation
E.S. Boulos Company     Services Company           Electrical Services      $     126
                                                                            =========
                        Select Energy              Wholesale Purchasing
Select Energy, Inc.     New York, Inc.             Services                 $     314
                                                                            =========
                        Northeast
                        Generation
Select Energy, Inc.     Services Company           Miscellaneous            $       1
                                                                            =========
                        Northeast Utilities
Select Energy, Inc.     Service Company            Miscellaneous            $     519
                                                                            =========

* Total Amount Billed is for direct costs only.


Part II - Transactions performed by associate companies on behalf of reporting companies.

                                                                           Total Amount
                                                                              Billed*
Associate               Reporting
Company                 Company                    Types of                Three Months
Rendering               Receiving                  Services                    Ended
Services                Services                   Rendered               March 31, 2004
----------------------- ------------------------   --------------         --------------
                                                                            (Thousands
                                                                            of Dollars)
Northeast Generation    Northeast Generation
Company                 Services Company           Miscellaneous            $     368
                                                                            =========
Public Service
Company of              Northeast Generation
New Hampshire           Services Company           Miscellaneous            $       4
                                                                            =========
Public Service
Company of
New Hampshire           Select Energy, Inc.        Miscellaneous            $      17
                                                                            =========
The Connecticut
Light and Power         Northeast Generation
Company                 Services Company           Miscellaneous            $       9
                                                                            =========
Holyoke Water           Northeast Generation
Power Company           Services Company           Miscellaneous            $     227
                                                                            =========
Western
Massachusetts           Northeast Generation
Electric Company        Services Company           Miscellaneous            $      30
                                                                            =========

Northeast Utilities     Select Energy
Service Company         New York, Inc.             Miscellaneous            $     211
                                                                            =========
Northeast Utilities     Northeast Generation
Service Company         Services Company           Miscellaneous            $     942
                                                                            =========
Northeast Utilities
Service Company         Select Energy, Inc.        Miscellaneous            $   4,526
                                                                            =========

* Total Amount Billed is for direct costs only.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
----------------------------------------

                                                       (Thousands of Dollars)

Total consolidated capitalization as of    03/31/04    $6,774,469             line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                             1,016,170             line 2

Greater of $50 million or line 2                                   $1,016,170 line 3

Total current aggregate investment:
   Select Energy, Inc.                                    769,649
   Northeast Generation Services Company                   28,946
   Select Energy Contracting, Inc.                         15,379
   Select Energy New York, Inc.                            71,017
   Woods Electrical Co., Inc.                              14,815
   Reeds Ferry Supply Co., Inc.                                 7
   HEC/Tobyhanna Energy Project, Inc.                       -
   Yankee Energy Services Company                           7,882
   E.S. Boulos Company                                     11,505
   R.M. Services, Inc.                                     16,033
   NGS Mechanical, Inc.                                        10
   Acumentrics Corporation                                  7,500
   Greenport, LLC                                             501
   ERI/HEC EFA-Med, LLC                                         9
   HEC/CJTS Energy Center LLC                                  12
                                                      ------------
   Current aggregate investment                                       943,265
                                                                  ------------
     Elimination *                                                     22,506
                                                                  ------------
   Total current aggregate investment                                 920,759 line 4
                                                                  ------------
Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system                                     $95,411 line 5
                                                                  ============


*Elimination is for capital contributions made from a parent company who is a reporting company to a subsidiary who is also a reporting company.


ITEM 5 - OTHER INVESTMENTS

-------------------------------------------------------------------------------
Instruction
-----------
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
-------------------------------------------------------------------------------

Major Line     Other          Other
of Energy-     Investment     Investment
Related        in Last        in This        Reason for Difference
Business       U-9C-3 Report  U-9C-3 Report  in Other Investment
-------------  -------------  -------------  ------------------------

NONE


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

A.   Financial Statements

     1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

     2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

     3. If a reporting company and each of its subsidiaries engage exclusively in single category of energy-related or gas-related activity, consolidated financial statements may be filed.

     4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B.   Exhibits

     1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

     2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

-------------------------------------------------------------------------------

A.   Financial Statements

     Select Energy, Inc.:
      Balance Sheet - As of March 31, 2004
      Income Statement - Three months ended March 31, 2004

     Northeast Generation Services Company:
      Balance Sheet - As of March 31, 2004
      Income Statement - Three months ended March 31, 2004

     Select Energy Contracting, Inc.:
      Balance Sheet - As of March 31, 2004
      Income Statement - Three months ended March 31, 2004

     Reeds Ferry Supply Co., Inc.:
      Balance Sheet - As of March 31, 2004
      Income Statement - Three months ended March 31, 2004

     HEC/Tobyhanna Energy Project, Inc.:
      Balance Sheet - As of March 31, 2004
      Income Statement - Three months ended March 31, 2004

     Yankee Energy Services Company:
      Balance Sheet - As of March 31, 2004
      Income Statement - Three months ended March 31, 2004

     ERI/HEC EFA-Med, LLC:
      Balance Sheet - As of March 31, 2004
      Income Statement - Three months ended March 31, 2004

     E. S. Boulos Company:
      Balance Sheet - As of March 31, 2004
      Income Statement - Three months ended March 31, 2004

     NGS Mechanical, Inc.:
      Balance Sheet - As of March 31, 2004
      Income Statement - Three months ended March 31, 2004

     Select Energy New York, Inc.:
      Balance Sheet - As of March 31, 2004
      Income Statement - Three months ended March 31, 2004

     HEC/CJTS Energy Center LLC:
      Balance Sheet - As of March 31, 2004
      Income Statement - Three months ended March 31, 2004

     Woods Electrical Co., Inc.:
      Balance Sheet - As of March 31, 2004
      Income Statement - Three months ended March 31, 2004

     Greenport Power, LLC:
      Balance Sheet - As of March 31, 2004
      Income Statement - Three months ended March 31, 2004

     Acumentrics Corporation:
      Not available

     R. M. Services, Inc.:
      Not available

     Northeast Utilities (Parent):
      Balance Sheet - As of March 31, 2004
      Income Statement - Three months ended March 31, 2004

  B.   Exhibits

Exhibit No.    Description
-----------    -----------

6.B.1.1 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4c Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.2.1 The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

               Ms. Louise E. Rickard
               Acting Executive Secretary
               Department of Public Utility Control
               10 Franklin Square
               New Britain, CT 06051

               Ms. Mary L. Cottrell, Secretary
               Massachusetts Department of Telecommunications and Energy 100 Cambridge Street
               Boston, MA 02202

               Mr. Thomas B. Getz
               Executive Director and Secretary
               State of New Hampshire
               Public Utilities Commission
               8 Old Suncook Road, Building One
               Concord, NH 03301-7319



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                             March 31,
                                                               2004
                                                           -------------
                                                           (Thousands of
                                                              Dollars)
ASSETS
------
Current Assets:
  Unrestricted cash from counterparties                    $      65,614
  Special deposits                                                 1,637
  Receivables, net                                               351,579
  Accounts receivable from affiliated companies                  130,928
  Unbilled revenues                                               40,198
  Taxes receivable                                                 8,862
  Derivative assets                                              260,438
  Prepaid option premiums                                         13,061
  Prepayments and other                                            9,051
                                                           -------------
                                                                 881,368
                                                           -------------
Property, Plant and Equipment:
  Competitive Energy                                              14,233
    Less:  Accumulated depreciation and amortization              12,019
                                                           -------------
                                                                   2,214
  Construction work in progress                                    6,848
                                                           -------------
                                                                   9,062
                                                           -------------
Deferred Debits and Other Assets:
  Purchased intangible assets, net                                13,524
  Prepaid pension                                                  1,146
  Long-term accounts receivable                                    6,067
  Long-term contracts asset                                       38,006
  Other                                                           41,771
                                                           -------------
                                                                 100,514
                                                           -------------
Total Assets                                               $     990,944
                                                           =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                             March 31,
                                                               2004
                                                           -------------
                                                           (Thousands of
                                                               Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------
Current Liabilities:
  Notes payable to affiliated companies                    $      23,100
  Accounts payable                                               409,319
  Accounts payable to affiliated companies                        22,242
  Derivative liabilities                                         170,064
  Unearned option premiums                                         8,395
  Counterparty deposits                                           65,614
  Other                                                           32,594
                                                           -------------
                                                                 731,328
                                                           -------------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                               33,548
  Other                                                            8,370
                                                           -------------
                                                                  41,918
                                                           -------------
Capitalization:
  Long-Term Debt from NU Parent                                  150,000
                                                           -------------
  Common Stockholder's Equity:
    Common stock, $1 par value - Authorized
     20,000 shares; 100 shares outstanding                          -
    Capital surplus, paid in                                     286,210
    Accumulated deficit                                         (260,277)
    Accumulated other comprehensive income                        41,765
                                                           -------------
  Common Stockholder's Equity                                     67,698
                                                           -------------
Total Capitalization                                             217,698
                                                           -------------
Total Liabilities and Capitalization                       $     990,944
                                                           =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
STATEMENTS OF INCOME
(Unaudited)

                                                          Three Months
                                                              Ended
                                                             March 31,
                                                               2004
                                                           -------------
                                                           (Thousands of
                                                              Dollars)

Operating Revenues                                         $     657,691
                                                           -------------
Operating Expenses:
  Operation -
    Purchased power, net interchange power
     and capacity                                                623,195
    Other                                                         17,744
  Depreciation and amortization                                    1,769
  Taxes other than income taxes                                    3,563
                                                           -------------
        Total operating expenses                                 646,271
                                                           -------------
Operating Income                                                  11,420

Interest Expense, Net                                              2,701
Other Income, Net                                                  3,671
                                                           -------------
Income Before Income Tax Expense                                  12,390
Income Tax Expense                                                 3,281
                                                           -------------
Net Income                                                 $       9,109
                                                           =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                             March 31,
                                                               2004
                                                           -------------
                                                           (Thousands of
                                                              Dollars)
ASSETS
------
Current Assets:
  Cash and cash equivalents                                $         678
  Receivables, net                                                 3,516
  Accounts receivable from affiliated companies                    4,611
  Unbilled revenues                                                   35
  Materials and supplies                                               4
  Prepayments and other                                              646
                                                           -------------
                                                                   9,490
                                                           -------------
Property, Plant and Equipment:
  Competitive energy                                               3,642
    Less: Accumulated depreciation                                 1,112
                                                           -------------
                                                                   2,530
  Construction work in progress                                       53
                                                           -------------
                                                                   2,583
                                                           -------------
Deferred Debits and Other Assets:
  Accumulated deferred income taxes                                  226
  Prepaid pension                                                    350
  Other                                                           21,673
                                                           -------------
                                                                  22,249
                                                           -------------
Total Assets                                               $      34,322
                                                           =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                             March 31,
                                                               2004
                                                           -------------
                                                           (Thousands of
                                                              Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to affiliated companies                    $       6,700
  Accounts payable                                                 3,209
  Accounts payable to affiliated companies                         3,509
  Accrued taxes                                                      347
  Other                                                              997
                                                           -------------
                                                                  14,762
                                                           -------------

Deferred Credits and Other Liabilities                             1,150
                                                           -------------
Capitalization:
  Long-Term Debt from NU Parent                                    5,000
                                                           -------------
  Common Stockholder's Equity:
    Common stock, $1 par value - 20,000 authorized
     and 100 shares outstanding                                     -
    Capital surplus, paid in                                      15,445
    Accumulated deficit                                           (2,022)
    Accumulated comprehensive loss                                   (13)
                                                           -------------
  Common Stockholder's Equity                                     13,410
                                                           -------------
Total Capitalization                                              18,410
                                                           -------------
Total Liabilities and Capitalization                       $      34,322
                                                           =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
STATEMENTS OF INCOME
(Unaudited)

                                                           Three Months
                                                              Ended
                                                             March 31,
                                                               2004
                                                           -------------
                                                           (Thousands of
                                                             Dollars)

Operating Revenues                                         $      12,749
                                                           -------------
Operating Expenses:
  Operation -
    Other                                                          8,215
  Maintenance                                                      3,562
  Depreciation and amortization                                       68
  Taxes other than income taxes                                      613
                                                           -------------
        Total operating expenses                                  12,458
                                                           -------------
Operating Income                                                     291

Interest Expense, Net                                                133
Other Income, Net                                                     14
                                                           -------------
Income Before Income Tax Expense                                     172
Income Tax Expense                                                    51
                                                           -------------
Net Income                                                 $         121
                                                           =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)

                                                             March 31,
                                                               2004
                                                           -------------
                                                             (Thousands
                                                             of Dollars)
ASSETS
------
Current Assets:
  Receivables, net                                         $      18,935
  Materials and supplies                                             625
  Prepayments and other                                              693
                                                           -------------
                                                                  20,253
                                                           -------------
Property, Plant and Equipment:
  Competitive energy                                               5,549
    Less: Accumulated depreciation                                 2,955
                                                           -------------
                                                                   2,594
                                                           -------------
Deferred Debits and Other Assets:
  Goodwill, net                                                   17,220
  Other                                                            1,545
                                                           -------------
                                                                  18,765
                                                           -------------
Total Assets                                               $      41,612
                                                           =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)

                                                               March 31,
                                                                2004
                                                            ------------
                                                             (Thousands
                                                             of Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------
Current Liabilities:
  Accounts payable                                         $       5,182
  Accounts payable to affiliated companies                        12,572
  Accrued taxes                                                      436
  Other                                                            4,464
                                                           -------------
                                                                  22,654
                                                           -------------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                                1,477
                                                           -------------

Capitalization:
  Common Stockholder's Equity:
    Common stock, $1 par value - 100,000 shares
      authorized and 100 shares outstanding                         -
    Capital surplus, paid in                                      15,075
    Retained earnings                                              2,406
                                                           -------------
  Common Stockholder's Equity                                     17,481
                                                           -------------
Total Capitalization                                              17,481
                                                           -------------
Total Liabilities and Capitalization                       $      41,612
                                                           =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
STATEMENTS OF INCOME
(Unaudited)

                                                            Three Months
                                                               Ended
                                                              March 31,
                                                                2004
                                                           -------------
                                                             (Thousands
                                                             of Dollars)

Operating Revenues                                         $      16,174
                                                           -------------
Operating Expenses:
  Operation                                                       15,882
  Maintenance                                                        108
  Depreciation                                                       286
                                                           -------------
       Total operating expenses                                   16,276
                                                           -------------
Operating Loss                                                      (102)

Interest Expense, Net                                                 33
Other Income, Net                                                      1
                                                           -------------
Loss Before Income Tax Benefit                                      (134)
Income Tax Benefit                                                   (38)
                                                           -------------
Net Loss                                                   $         (96)
                                                           =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
BALANCE SHEET
(Unaudited)

                                                              March 31,
                                                                2004
                                                           -------------
                                                             (Thousands
                                                             of Dollars)
ASSETS
------
Current Assets:
  Cash                                                     $           5
  Receivables, net                                                    79
                                                           -------------
                                                                      84
                                                           -------------
Deferred Debits and Other Assets:
  Goodwill, net                                                      247
                                                           -------------
Total Assets                                               $         331
                                                           =============


LIABILITIES AND CAPITALIZATION
------------------------------
Current Liabilities:
  Accounts payable                                         $          78
  Accounts payable to affiliated companies                           295
                                                           -------------
                                                                     373
Capitalization:                                            -------------
  Common Stockholder's Equity:
    Common stock, no par value - 200 shares
      authorized and 100 shares outstanding                            4
    Capital surplus, paid in                                           3
    Accumulated deficit                                              (49)
                                                           -------------
  Common Stockholder's Equity                                        (42)
                                                           -------------
Total Capitalization                                                 (42)
                                                           -------------
Total Liabilities and Capitalization                       $         331
                                                           =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
STATEMENTS OF INCOME
(Unaudited)

                                                           Three Months
                                                               Ended
                                                             March 31,
                                                               2004
                                                           -------------
                                                            (Thousands
                                                            of Dollars)

Operating Revenues                                         $         208
Operating Expenses                                                   208
                                                           -------------
Net Income                                                 $         -
                                                           =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
BALANCE SHEET
(Unaudited)

                                                             March 31,
                                                               2004
                                                           -------------
                                                            (Thousands
                                                            of Dollars)
ASSETS
------
Current Assets:
  Special deposits                                         $       4,441
  Receivables, net                                                   383
                                                           -------------
                                                                   4,824
                                                           -------------
Deferred Debits and Other Assets:
  Contracts receivable                                            27,173
  Unamortized debt expense                                           567
                                                           -------------
                                                                  27,740
                                                           -------------
Total Assets                                               $      32,564
                                                           =============


LIABILITIES AND CAPITALIZATION
------------------------------
Current Liabilities:
  Long-term debt - current portion                         $         599
  Accounts payable to affiliated companies                         7,365
  Accrued taxes                                                       74
  Accrued interest                                                   234
  Other                                                              293
                                                           -------------
                                                                   8,565
                                                           -------------
Capitalization:
  Long-Term Debt                                                  23,067
                                                           -------------
  Common Stockholder's Equity:
    Common stock, $1 par value - 100 shares
      authorized and outstanding                                    -
    Retained earnings                                                932
                                                           -------------
  Total Common Stockholder's Equity                                  932
                                                           -------------
Total Capitalization                                              23,999
                                                           -------------
Total Liabilities and Capitalization                       $      32,564
                                                           =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
STATEMENTS OF INCOME
(Unaudited)

                                                           Three Months
                                                              Ended
                                                             March 31,
                                                               2004
                                                           -------------
                                                             (Thousands
                                                            of Dollars)

Interest Expense, Net                                      $         463
Other Income, Net                                                    568
                                                           -------------
Income Before Income Tax Expense                                     105
Income Tax Expense                                                    75
                                                           -------------
Net Income                                                 $          30
                                                           =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                             March 31,
                                                               2004
                                                           -------------
                                                           (Thousands of
                                                              Dollars)
ASSETS
------
Current Assets:
  Cash                                                     $         803
  Notes receivable from affiliated companies                         100
  Receivables, net                                                     5
  Taxes receivable                                                     2
                                                           -------------
                                                                     910
                                                           -------------
Deferred Debits and Other Assets:
  Accumulated deferred income taxes                                1,287
  Investments and other                                            1,491
                                                           -------------
                                                                   2,778
                                                           -------------
Total Assets                                               $       3,688
                                                           =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                              March 31,
                                                                2004
                                                           -------------
                                                           (Thousands of
                                                              Dollars)
LIABILITIES AND CAPITALIZATION
-------------------------------
Current Liabilities:
  Accounts payable to affiliated companies                 $         455
  Other                                                                3
                                                           -------------
                                                                     458
                                                           -------------

Deferred Credits and Other Liabilities                                 5
                                                           -------------
Capitalization:
  Common Stockholder's Equity:
    Common stock, $0 par value - 10,000 shares
     authorized, 200 shares outstanding                                1
    Capital surplus, paid in                                       7,881
    Accumulated deficit                                           (4,657)
                                                           -------------
  Common Stockholder's Equity                                      3,225
                                                           -------------
Total Capitalization                                               3,225
                                                           -------------
Total Liabilities and Capitalization                       $       3,688
                                                           =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
STATEMENTS OF INCOME
(Unaudited)

                                                            Three Months
                                                               Ended
                                                              March 31,
                                                               2004
                                                           --------------
                                                           (Thousands of
                                                              Dollars)

Operating Revenues                                         $        -

Operating Expenses                                                     2
                                                           -------------
Operating Loss                                                        (2)

Other Loss, Net                                                   (2,484)
                                                           -------------
Loss Before Income Tax Benefit                                    (2,486)
Income Tax Benefit                                                (1,020)
                                                           -------------
Net Loss                                                   $      (1,466)
                                                           =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                             March 31,
                                                               2004
                                                           -------------
                                                           (Thousands of
                                                              Dollars)
ASSETS
------
Current Assets:
  Cash                                                     $          87
  Receivables, net                                                 9,202
  Accounts receivable from affiliated companies                       81
  Unbilled revenues                                                3,787
  Materials and supplies                                             203
                                                           -------------
                                                                  13,360
                                                           -------------
Property, Plant and Equipment:
  Competitive energy                                               1,204
     Less: Accumulated depreciation                                  442
                                                           -------------
                                                                     762
                                                           -------------
Deferred Debits and Other Assets:
  Goodwill                                                         6,963
  Purchased intangible assets, net                                    30
  Other                                                               45
                                                           -------------
                                                                   7,038
                                                           -------------
Total Assets                                               $      21,160
                                                           =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                             March 31,
                                                               2004
                                                           -------------
                                                           (Thousands of
                                                              Dollars)
LIABILITIES AND CAPITALIZATION
-------------------------------
Current Liabilities:
  Advance from parent, non-interest bearing                $       2,948
  Accounts payable                                                 2,641
  Accounts payable to affiliated companies                           353
  Accrued taxes                                                      307
  Other                                                              396
                                                           -------------
                                                                   6,645
                                                           -------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                  519
  Other                                                              730
                                                           -------------
                                                                   1,249
                                                           -------------
Capitalization:
  Common Stockholder's Equity:
    Common stock, $0 par value - 20,000 shares
     authorized and 100 shares outstanding                          -
    Capital surplus, paid in                                       7,539
    Retained earnings                                              5,727
                                                           -------------
  Common Stockholder's Equity                                     13,266
                                                           -------------
Total Capitalization                                              13,266
                                                           -------------
Total Liabilities and Capitalization                       $      21,160
                                                           =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
STATEMENTS OF INCOME
(Unaudited)

                                                           Three Months
                                                               Ended
                                                              March 31,
                                                                2004
                                                           -------------
                                                           (Thousands of
                                                              Dollars)

Operating Revenues                                         $       9,650
                                                           -------------
Operating Expenses:
  Operation -
    Other                                                            347
  Maintenance                                                      8,854
  Depreciation                                                        60
                                                           -------------
        Total operating expenses                                   9,261
                                                           -------------
Income Before Income Tax Expense                                     389
Income Tax Expense                                                   145
                                                           -------------
Net Income                                                 $         244
                                                           =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL, INC.
BALANCE SHEET
(Unaudited)

                                                             March 31,
                                                               2004
                                                           -------------
                                                           (Thousands of
                                                              Dollars)
ASSETS
------
Current Assets:
  Cash                                                     $          10
  Receivables, net                                                     2
                                                           -------------
Total Assets                                               $          12
                                                           =============


LIABILITIES AND CAPITALIZATION
------------------------------
Current Liabilities:
  Accounts payable to affiliated companies                 $           5
                                                           -------------
Capitalization:
  Common Stockholder's Equity:
    Common stock, $0 par value - authorized
     20,000 shares; outstanding 100 shares                            -
    Capital surplus, paid in                                          10
    Retained deficit                                                  (3)
                                                           -------------
  Common Stockholder's Equity                                          7
                                                           -------------
Total Capitalization                                                   7
                                                           -------------
Total Liabilities and Capitalization                       $          12
                                                           =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL, INC.
STATEMENTS OF INCOME
(Unaudited)

                                                           Three Months
                                                               Ended
                                                              March 31,
                                                                2004
                                                           -------------
                                                           (Thousands of
                                                              Dollars)

Operating Revenues                                         $         -
Operating Expenses                                                   -
                                                           -------------
Net Income                                                 $         -
                                                           =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)
BALANCE SHEET
(Unaudited)

                                                             March 31,
                                                               2004
                                                           -------------
                                                             (Thousands
                                                             of Dollars)

ASSETS
------
Current Assets:
  Cash                                                     $         897
  Notes receivable from affiliated companies                     191,300
  Notes and accounts receivable                                    4,847
  Accounts receivable from affiliated companies                    2,422
  Taxes receivable                                                 1,590
  Derivative assets                                                5,688
  Prepayments                                                        205
                                                           -------------
                                                                 206,949
                                                           -------------
Deferred Debits and Other Assets:
  Investments in subsidiary companies, at equity               2,615,153
  Other                                                           14,781
                                                           -------------
                                                               2,629,934
                                                           -------------
Total Assets                                               $   2,836,883
                                                           =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




NORTHEAST UTILITIES (PARENT)
BALANCE SHEET
(Unaudited)

                                                            March 31,
                                                               2004
                                                           ------------
                                                            (Thousands
                                                            of Dollars)

LIABILITIES AND CAPITALIZATION
------------------------------
Current Liabilities:
  Long-term debt - current portion                         $      25,000
  Accounts payable                                                    72
  Accounts payable to affiliated companies                            87
  Accrued interest                                                12,942
  Other                                                              327
                                                           -------------
                                                                  38,428
                                                           -------------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                                4,286
  Other                                                            1,416
                                                           -------------
                                                                   5,702
                                                           -------------
Capitalization:
  Long-Term Debt                                                 459,397
                                                           -------------
  Common Stockholder's Equity:
    Common shares, $5 par value - authorized
      225,000,000 shares; 150,562,489 shares issued and
      127,942,036 shares outstanding                             752,812
    Capital surplus, paid in                                   1,110,094
    Deferred contribution plan - employee stock
      ownership plan                                             (70,665)
    Retained earnings                                            857,197
    Accumulated other comprehensive loss                          42,857
    Treasury stock                                              (358,939)
                                                           -------------
  Common Stockholder's Equity                                  2,333,356
                                                           -------------
Total Capitalization                                           2,792,753
                                                           -------------
Total Liabilities and Capitalization                       $   2,836,883
                                                           =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




NORTHEAST UTILITIES (PARENT)
STATEMENTS OF INCOME
(Unaudited)

                                                           Three Months
                                                               Ended
                                                             March 31,
                                                                2004
                                                           -------------
                                                             (Thousands
                                                             of Dollars)

Operating Revenues                                         $        -
                                                           -------------
Operating Expenses:
  Other                                                            2,605
                                                           -------------
Operating Loss                                                    (2,605)
                                                           -------------
Interest Expense                                                   5,524
                                                           -------------
Other Income, Net:
  Equity in earnings of subsidiaries                              69,776
  Other                                                            4,250
                                                           -------------
       Other income, net                                          74,026
                                                           -------------
Income Before Income Tax Benefit                                  65,897
Income Tax Benefit                                                 1,545
                                                           -------------
Net Income                                                 $      67,442
                                                           =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
BALANCE SHEET
(Unaudited)

                                                             March 31,
                                                               2004
                                                           -------------
                                                           (Thousands of
                                                              Dollars)
ASSETS
------
Current Assets:
  Cash                                                     $       1,602
  Unrestricted cash from counterparties                            5,292
  Receivables, net                                                55,014
  Accounts receivable from affiliated companies                    3,029
  Notes receivable from affiliated companies                      26,000
  Special deposits                                                 3,152
  Derivative assets                                               10,158
  Prepaid option premiums                                          2,815
  Prepayments and other                                            5,314
                                                           -------------
                                                                 112,376
                                                           -------------
Property, Plant and Equipment:
  Competitive energy                                                 689
   Less: Accumulated depreciation                                    403
                                                           -------------
                                                                     286
                                                           -------------
  Construction work in progress                                       21
                                                           -------------
                                                                     307
                                                           -------------
Deferred Debits and Other Assets:
  Goodwill                                                         3,200
                                                           -------------
Total Assets                                               $     115,883
                                                           =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
BALANCE SHEET
(Unaudited)

                                                              March 31,
                                                                2004
                                                           -------------
                                                           (Thousands of
                                                              Dollars)
LIABILITIES AND CAPITALIZATION
-------------------------------
Current Liabilities:
  Accounts payable                                         $      28,803
  Accounts payable to affiliated companies                         9,586
  Accrued taxes                                                    5,110
  Derivative liabilities                                           3,025
  Counterparty deposits                                            5,292
  Other                                                            1,149
                                                           -------------
                                                                  52,965
                                                           -------------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                                4,757
  Accrued pension                                                  1,201
  Other                                                              493
                                                           -------------
                                                                   6,451
                                                           -------------
Capitalization:
  Long-Term Debt from NU Parent                                   14,699
                                                           -------------
  Common Stockholder's Equity:
    Common stock, $1 par value - authorized
     and outstanding 10,000 shares                                    10
    Capital surplus, paid in                                       9,957
    Retained earnings                                             26,502
    Accumulated other comprehensive income                         5,299
                                                           -------------
  Common Stockholder's Equity                                     41,768
                                                           -------------
Total Capitalization                                              56,467
                                                           -------------
Total Liabilities and Capitalization                       $     115,883
                                                           =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
STATEMENTS OF INCOME
(Unaudited)

                                                           Three Months
                                                               Ended
                                                             March 31,
                                                                2004
                                                           -------------
                                                           (Thousands of
                                                              Dollars)

Operating Revenues                                         $     129,886
                                                           -------------
Operating Expenses:
  Purchased power, net interchange
   power and capacity                                            122,996
  Other                                                              969
  Taxes other than income taxes                                     (343)
                                                           -------------
       Total operating expenses                                  123,622
                                                           -------------
Operating Income                                                   6,264

Interest Expense, Net                                                 86
Other Income, Net                                                     61
                                                           -------------
Income Before Income Tax Expense                                   6,239
Income Tax Expense                                                 2,490
                                                           -------------
Net Income                                                 $       3,749
                                                           =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/CJTS ENERGY CENTER LLC
BALANCE SHEET
(Unaudited)

                                                             March 31,
                                                               2004
                                                           -------------
                                                           (Thousands of
                                                              Dollars)
ASSETS
------
Total Assets                                               $         -
                                                           =============

LIABILITIES AND CAPITALIZATION
------------------------------
Capitalization:
  Common Stockholder's Equity:
    Capital surplus, paid in                               $          12
    Accumulated deficit                                              (12)
                                                           -------------
  Common Stockholder's Equity                                        -
                                                                     -
Total Capitalization                                                 -
                                                           -------------
Total Liabilities and Capitalization                       $         -
                                                           =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.


HEC/CJTS ENERGY CENTER LLC
STATEMENTS OF INCOME
(Unaudited)

                                                           Three Months
                                                               Ended
                                                             March 31,
                                                                2004
                                                           -------------
                                                           (Thousands of
                                                              Dollars)

Operating Revenues                                         $         -
                                                           -------------

Operating Expenses                                                   -
                                                           -------------
Net Income                                                 $         -
                                                           =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



WOODS ELECTRICAL CO., INC.
BALANCE SHEET
(Unaudited)

                                                             March 31,
                                                               2004
                                                           -------------
                                                           (Thousands of
                                                              Dollars)
ASSETS
------
Current Assets:
  Cash                                                     $          11
  Receivables, net                                                 4,381
  Unbilled revenues                                                  416
  Materials and supplies                                              71
  Prepayments and other                                                4
                                                           -------------
                                                                   4,883
                                                           -------------
Property Plant and Equipment:
  Competitive energy                                                 255
   Less: Accumulated depreciation and amortization                    67
                                                          --------------
                                                                     188
                                                          --------------
Deferred Debits and Other Assets:
  Goodwill                                                         3,218
  Purchased intangible assets, net                                 4,450
                                                          --------------
                                                                   7,668
                                                          --------------
Total Assets                                              $       12,739
                                                          ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



WOODS ELECTRICAL CO., INC.
BALANCE SHEET
(Unaudited)

                                                             March 31,
                                                               2004
                                                           -------------
                                                           (Thousands of
                                                              Dollars)
LIABILITIES AND CAPITALIZATION
-------------------------------
Current Liabilities:
  Notes payable to affiliated companies                    $         950
  Advance from parent, non-interest bearing                          250
  Accounts payable                                                 1,624
  Accounts payable to affiliated companies                            57
  Accrued taxes                                                       38
  Other                                                              144
                                                           -------------
                                                                   3,063
                                                           -------------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                                  276
  Other                                                              609
                                                           -------------
                                                                     885
                                                           -------------
Capitalization:
  Long-Term Debt from NU Parent                                    4,450
                                                           -------------
  Common Stockholder's Equity:
    Common stock, $0 par value - 20,000 shares
     authorized and 100 shares outstanding                          -
    Capital surplus, paid in                                       5,000
    Accumulated deficit                                             (659)
                                                           -------------
  Common Stockholder's Equity                                      4,341
                                                           -------------
Total Capitalization                                               8,791
                                                           -------------
Total Liabilities and Capitalization                       $      12,739
                                                           =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



WOODS ELECTRICAL CO., INC.
STATEMENTS OF INCOME
(Unaudited)

                                                           Three Months
                                                               Ended
                                                             March 31,
                                                                2004
                                                           -------------
                                                           (Thousands of
                                                              Dollars)

Operating Revenues                                         $       3,732
                                                           -------------
Operating Expenses:
  Other                                                              390
  Maintenance                                                      3,487
  Depreciation                                                        13
                                                           -------------
       Total operating expenses                                    3,890
                                                           -------------
Operating Loss                                                      (158)
Interest Expense, Net                                                 83
Other Income, Net                                                      1
                                                           -------------
Loss Before Income Tax Benefit                                      (240)
Income Tax Benefit                                                   (98)
                                                           -------------
Net Loss                                                   $        (142)
                                                           =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



Greenport Power, LLC
BALANCE SHEET
(Unaudited)

                                                             March 31,
                                                                2004
                                                           -------------
                                                           (Thousands of
                                                              Dollars)
ASSETS
------
Current Assets:
  Cash                                                     $         533
                                                           -------------
Total Assets                                               $         533
                                                           =============


LIABILITIES AND CAPITALIZATION
------------------------------
Current Liabilities:
  Accounts payable                                         $         154
  Other                                                              202
                                                           -------------
                                                                     356
                                                           -------------
Capitalization:
  Common Stockholder's Equity:
    Members equity                                                   177
                                                           -------------
  Common Stockholder's Equity                                        177
                                                           -------------
Total Capitalization                                                 177
                                                           -------------
Total Liabilities and Capitalization                       $         533
                                                           =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

Northeast Generation Services Company has a 50 percent ownership interest in Greenport Power, LLC.


Greenport Power, LLC
STATEMENTS OF INCOME
(Unaudited)

                                                           Three Months
                                                               Ended
                                                             March 31,
                                                                2004
                                                           -------------
                                                           (Thousands of
                                                              Dollars)

Operating Revenues                                         $        -
Operating Expenses                                                   80
                                                           -------------
Net Loss                                                   $        (80)
                                                           =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

Northeast Generation Services Company has a 50 percent ownership interest in Greenport Power, LLC.



ERI/HEC EFA-Med, LLC
BALANCE SHEET
(Unaudited)

                                                              March 31,
                                                                2004
                                                           -------------
                                                           (Thousands of
                                                              Dollars)
ASSETS
------
Current Assets:
  Cash                                                     $           2
                                                           -------------
Total Assets                                               $           2
                                                           =============

LIABILITIES AND CAPITALIZATION
------------------------------
Capitalization:
  Common Stockholder's Equity:
    Capital surplus, paid in                               $          18
    Accumulated deficit                                              (16)
                                                           -------------
  Common Stockholder's Equity                                          2
                                                           -------------
Total Capitalization                                                   2
                                                           -------------
Total Liabilities and Capitalization                       $           2
                                                           =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

Select Energy Services, Inc. has a 50 percent ownership interest in ERI/HEC EFA-Med, LLC.



ERI/HEC EFA-Med, LLC
STATEMENTS OF INCOME
(Unaudited)

                                                           Three Months
                                                               Ended
                                                             March 31,
                                                               2004
                                                           -------------
                                                           (Thousands of
                                                               Dollars)

Operating Revenues                                         $         -
Operating Expenses                                         -------------
                                                                     -
Net Income                                                 $         -
                                                           =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

Select Energy Services, Inc. has a 50 percent ownership interest in ERI/HEC EFA-Med, LLC.



                        Northeast Utilities (Parent)
                             Select Energy, Inc.
                        Select Energy New York, Inc.
                    Northeast Generation Services Company
                             E.S. Boulos Company
                            NGS Mechanical, Inc.
                         Woods Electrical Co., Inc.
                            Greenport Power, LLC
                       Select Energy Contracting, Inc.
                        Reeds Ferry Supply Co., Inc.
                     HEC/Tobyhanna Energy Project, Inc.
                         HEC/CJTS Energy Center LLC
                            ERI/HEC EFA-Med, LLC
                       Yankee Energy Services Company

Notes to Financial Statements (Unaudited)

1.  About Northeast Utilities (NU)

Northeast Utilities Parent is the parent company of NU's subsidiaries. NU's regulated utilities furnish franchised retail electric service in Connecticut, New Hampshire and Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company, Public Service Company of New Hampshire and Western Massachusetts Electric Company. Other subsidiaries include Holyoke Water Power Company, a company engaged in the production of electric power, and Yankee Energy System, Inc. (Yankee), the parent company of Yankee Gas Services Company, Connecticut's largest natural gas distribution system.

Several wholly owned subsidiaries of NU provide support services for NU's companies. Northeast Utilities Service Company provides centralized accounting, administrative, engineering, financial, information technology, legal, operational, planning, purchasing, and other services to NU's companies. Three other subsidiaries construct, acquire or lease some of the property and facilities used by NU's companies.

NU Enterprises, Inc. (NU Enterprises) is a wholly owned subsidiary of NU and acts as the holding company for certain of NU's subsidiaries. Select Energy, Inc. (Select Energy) and its subsidiary Select Energy New York, Inc. (SENY), Northeast Generation Services Company and its subsidiaries (NGS), Select Energy Services, Inc. and its subsidiaries (SESI), Mode 1 Communications, Inc. and Woods Network Services, Inc., engage in a variety of energy-related and telecommunications activities, primarily in the competitive energy retail and wholesale commodity, marketing and services fields. Northeast Generation Company acquires generation facilities. E.S. Boulos Company (Boulos), NGS Mechanical, Inc. (NGS Mechanical) and Woods Electrical Co., Inc. (Woods Electrical) are wholly owned subsidiaries of NGS. Greenport Power, LLC (Greenport) is a joint venture that is 50 percent owned by NGS. Select Energy Contracting, Inc. (Select Energy Contracting), Reeds Ferry Supply Co., Inc. (Reeds Ferry), HEC/Tobyhanna Energy Project, Inc., (HEC/Tobyhanna), and HEC/CJTS Energy Center LLC (HEC/CJTS) are wholly owned subsidiaries of SESI. Another company, ERI/HEC EFA-Med, LLC (ERI/HEC), is 50 percent owned by SESI. Yankee maintains certain wholly owned subsidiaries, including Yankee Energy Services Company (YESCO).

NU Enterprises is grouped into two business segments: the merchant energy business segment and the energy services business segment. The merchant energy business segment is comprised of Select Energy's wholesale and retail businesses. The energy services business segment consists of the operations of NGS, SESI and Woods Network.

Select Energy, SENY, NGS, Boulos, NGS Mechanical, Woods Electrical, Greenport, Select Energy Contracting, Reeds Ferry, HEC/Tobyhanna, HEC/CJTS, ERI/HEC and YESCO are "energy-related companies" under rule 58. These footnotes are applicable to the rule 58 companies with financial statements filed in this report on Form U-9C-3 under Item 6 Section A.

2.  About Select Energy

Select Energy's merchant energy business segment includes wholesale marketing and retail marketing businesses. The wholesale marketing business includes wholesale origination, portfolio management and the operation of more than 1,400 megawatts of pumped storage, hydroelectric and coal-fired generation assets. Select Energy is an integrated energy business that buys, markets and sells electricity, gas, oil and energy-related products and services to both wholesale and retail customers in the Northeastern United States.
Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers. Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies and is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, and Virginia.

3.  About SENY

SENY is a wholly owned subsidiary of Select Energy and engages in the brokering, marketing, transportation, storage, and sale of energy commodities in the state of New York.

4.  About NGS

NGS provides management, operation and maintenance services to the electric generation market, as well as to large industrial customers, in the Northeastern United States. NGS also provides consulting services which include engineering services, construction management, permitting, and compliance management.

5.  About Boulos

Boulos is an electrical contracting company which specializes in high-voltage electrical construction and maintenance in Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island, and Vermont. Boulos is wholly owned by NGS.

6.  About NGS Mechanical

NGS Mechanical provides mechanical services in certain New England states and New York. NGS Mechanical is wholly owned by NGS.

7.  About Woods Electrical

Woods Electrical is in the electrical contracting business in Connecticut and is a wholly owned subsidiary of NGS. Woods Electrical is also registered in the electrical contracting business in Maine, Massachusetts and New Hampshire. NGS acquired Woods Electrical on July 31, 2002.

8.  About Greenport

Greenport is a limited liability company that was established to enter into an engineering, procurement and construction agreement with Global Common LLC for the performance of design, engineering, procurement, construction, and other services in connection with an electrical generation facility construction project in Greenport, Long Island, New York. Greenport is 50 percent owned by NGS.

9.  About Select Energy Contracting

Select Energy Contracting designs, manages and directs the construction of, and/or installation of mechanical, water and electrical systems and other resource consuming equipment.

10. About Reeds Ferry

Reeds Ferry is an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting.

11. About HEC/Tobyhanna

HEC/Tobyhanna is a special purpose entity established to manage the assets of an Energy Savings Performance Contract at the Tobyhanna Army Depot.

12. About HEC/CJTS

HEC/CJTS is a special purpose entity formed to facilitate the financing of SESI's construction of an energy center at the Connecticut Juvenile Training School in Middletown, Connecticut.

13. About ERI/HEC

ERI/HEC was established on September 30, 2000, by SESI and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the United States Navy. ERI/HEC is 50 percent owned by SESI.

14. About YESCO

YESCO has disposed of most of its assets and has wound down its energy-related services for its customers.

15. Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935
Act), and is subject to the provisions of the 1935 Act. Arrangements among NU's companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. NU's operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

16. Presentation

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

17. New Accounting Standards

Consolidation of Variable Interest Entities: In December 2003, the Financial Accounting Standards Board (FASB) issued a revised version of FASB Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities," (FIN 46R). FIN 46R was effective for NU for the first quarter of 2004 and did not have an impact on any of NU's previously identified variable interest entities (VIE). Based on management's review of NU's independent power producer (IPP) contracts, no new VIEs have been identified.

18. Derivative Instruments, Market Risk and Risk Management

A. Derivative Instruments

Derivatives that are utilized for trading purposes are recorded at fair value with changes in fair value included in earnings. Other contracts that are derivatives but do not meet the definition of a cash flow hedge and cannot be designated as being used for normal purchases or normal sales are also recorded at fair value with changes in fair value included in earnings. For those contracts that meet the definition of a derivative and meet the cash flow hedge requirements, the changes in the fair value of the effective portion of those contracts are generally recognized in accumulated other comprehensive income until the underlying transactions occur. For contracts that meet the definition of a derivative but do not meet the hedging requirements, and for the ineffective portion of contracts that meet the cash flow hedge requirements, the changes in fair value of those contracts are recognized currently in earnings. Derivative contracts designated as fair value hedges and the item they are hedging are both recorded at fair value on the balance sheets. Derivative contracts that are entered into as a normal purchase or sale and are probable of resulting in physical delivery, and are documented as such, are recorded under accrual accounting.

Through the first quarter of 2004 there were no changes to interpretations of SFAS No. 133, but the FASB continues to consider changes that could affect the way Select Energy and SENY record and disclose derivative and hedging activities.

The tables below summarize Select Energy's and SENY's derivative assets and liabilities at March 31, 2004. These amounts do not include option premiums paid, which are recorded as prepayments and amounted to $6.5 million for Select Energy related to energy trading activities and $9.4 million ($6.6 million for Select Energy and $2.8 million for SENY) related to marketing activities at March 31, 2004. These amounts also do not include option premiums received by Select Energy, which are recorded as other current liabilities and amounted to $8.4 million related to energy trading activities at March 31, 2004.

-------------------------------------------------------------------------------
 (Millions of Dollars)         Assets         Liabilities        Total
-------------------------------------------------------------------------------
Select Energy:
  Trading                     $ 187.4          $ (158.0)        $ 29.4
  Non-trading                     0.3                -             0.3
  Hedging                        72.7             (12.1)          60.6
-------------------------------------------------------------------------------
Total                         $ 260.4          $ (170.1)        $ 90.3
===============================================================================

-------------------------------------------------------------------------------
 (Millions of Dollars)         Assets         Liabilities        Total
-------------------------------------------------------------------------------
SENY:
  Trading                     $   0.9          $   (2.9)        $ (2.0)
  Non-trading                     0.3              (0.1)           0.2
  Hedging                         9.0                -             9.0
-------------------------------------------------------------------------------
Total                         $  10.2          $   (3.0)        $  7.2
===============================================================================

Trading: To gather market intelligence and utilize this information in risk management activities for the wholesale marketing activities, Select Energy conducts limited energy trading activities in electricity, natural gas, and oil, and therefore, experiences net open positions. Select Energy and SENY manage these open positions with strict policies that limit its exposure to market risk and require daily reporting to management of potential financial exposures.

Derivatives used in trading activities are recorded at fair value and included in the balance sheets as derivative assets or liabilities. Changes in fair value are recognized in operating revenues in the statements of income in the period of change. The net fair value positions of the trading portfolio at March 31, 2004 were assets of $29.4 million for Select Energy and liabilities of $2.0 million for SENY.

Select Energy's and SENY's trading portfolio includes New York Mercantile Exchange (NYMEX) futures and options, the fair value of which is based on closing exchange prices; over-the-counter forwards and options, the fair value of which is based on the mid-point of bid and ask market prices; and bilateral contracts for the purchase or sale of electricity or natural gas, the fair value of which is determined using available information from external sources. SENY's trading portfolio also includes transmission congestion contracts (TCCs). The fair value of TCCs included in the trading portfolio is based on published market data.

Non-trading: Non-trading derivative contracts are used for delivery of energy related to Select Energy's and SENY's wholesale and retail marketing activities. These contracts are subject to fair value accounting because these contracts are derivatives that cannot be designated as normal purchases or sales, as defined. These contracts cannot be designated as normal purchases or sales either because they are included in the New York energy market that settles financially or because management did not elect the normal purchases and sales designation. Changes in fair value of a negative $0.3 million of non-trading derivative contracts were recorded in revenues in the first quarter of 2004.

Market information for TCCs included in non-trading is not available, and those contracts cannot be reliably valued. Management believes the amounts paid for these contracts, which total $2.8 million and are included in premiums paid, are equal to their fair value.

Hedging: Select Energy and SENY utilize derivative financial and commodity instruments, including futures and forward contracts, to reduce market risk associated with fluctuations in the price of electricity and natural gas purchased to meet firm sales commitments to certain customers. Select Energy and SENY also utilize derivatives, including price swap agreements, call and put option contracts, and futures and forward contracts to manage the market risk associated with a portion of its anticipated supply and delivery requirements. These derivatives have been designated as cash flow hedging instruments and are used to reduce the market risk associated with fluctuations in the price of electricity, natural gas or oil. A derivative that hedges exposure to the variable cash flows of a forecasted transaction (a cash flow hedge) is initially recorded at fair value with changes in fair value recorded in accumulated other comprehensive income. Cash flow hedges impact net income when the forecasted transaction being hedged occurs, when hedge ineffectiveness is measured and recorded, when the forecasted transaction being hedged is no longer probable of occurring, or when there is accumulated other comprehensive loss and the hedge and the forecasted transaction being hedged are in a loss position on a combined basis.

Select Energy and SENY maintain natural gas service agreements with certain customers to supply gas at fixed prices for terms extending through 2006. Select Energy and SENY have hedged its gas supply risk under these agreements through NYMEX futures contracts. Under these contracts, which also extend through 2006, the purchase price of a specified quantity of gas is effectively fixed over the term of the gas service agreements. At March 31, 2004 the NYMEX futures contracts had notional values of $53.5 million and were recorded at fair value as derivative assets of $13.5 million.

Select Energy maintains power swaps to hedge purchases in New England as well as financial gas contracts and gas futures to hedge electricity purchase contracts that are indexed to gas prices. These hedging contracts, which are valued at the mid-point of bid and ask market prices, were recorded as derivative assets of $45.4 million and derivative liabilities of $12.7 million at March 31, 2004.

To hedge the congestion price differences associated with locational marginal pricing in the New England and the Pennsylvania, New Jersey, Maryland and Delaware (PJM) regions, Select Energy holds Financial Transmission Rights
(FTR) contracts recorded as a derivative asset at a fair value of $1.1 million at March 31, 2004.

Other hedging derivative assets, which are valued at the mid-point of bid and ask market prices, include forwards, futures, options and swaps to hedge Select Energy's basic generation service (BGS) contracts in the PJM region and were recorded at fair value as derivative assets of $10.9 million at March 31, 2004.

SENY maintains financial power swaps to hedge its retail sales portfolio through 2004, which were also valued at the mid-point of bid and ask market prices. These contracts were recorded at fair value as derivative assets of $7.1 million at March 31, 2004.

In the first quarter of 2004, Select Energy began hedging natural gas inventory with gas futures that qualify as fair value hedges. The changes in fair value of the futures and the hedged inventory are recorded on the balance sheets.

B. Market Risk Information

Select Energy and SENY utilize the sensitivity analysis methodology to disclose quantitative information for its commodity price risks. Sensitivity analysis provides a presentation of the potential loss of future earnings, fair values or cash flows from market risk-sensitive instruments over a selected time period due to one or more hypothetical changes in commodity prices, or other similar price changes. Under sensitivity analysis, the fair value of the portfolio is a function of the underlying commodity, contract prices and market prices represented by each derivative commodity contract. For swaps, forward contracts and options, fair value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments. Exchange-traded futures and options are recorded at fair value based on closing exchange prices.

Wholesale and Retail Marketing Portfolio: When conducting sensitivity analyses of the change in the fair value of Select Energy's and SENY's electricity, natural gas and oil on the wholesale and retail marketing portfolio, which would result from a hypothetical change in the future market price of electricity, natural gas and oil, the fair values of the contracts are determined from models that take into consideration estimated future market prices of electricity, natural gas and oil, the volatility of the market prices in each period, as well as the time value factors of the underlying commitments. In most instances, market prices and volatility are determined from quoted prices on the futures exchange.

Select Energy and SENY have determined a hypothetical change in the fair value for its wholesale and retail marketing portfolio, which includes cash flow hedges and electricity, natural gas and oil contracts, assuming a 10 percent change in forward market prices. At March 31, 2004, a 10 percent change in market price would have resulted in an increase or decrease in fair value of between $14.3 million and $16.6 million.

The impact of a change in electricity, natural gas and oil prices on Select Energy's and SENY's wholesale and retail marketing portfolio at March 31, 2004, is not necessarily representative of the results that will be realized when these contracts are physically delivered.

Trading Contracts: At March 31, 2004, Select Energy and SENY have calculated the market price resulting from a 10 percent change in forward market prices. That 10 percent change would result in a $0.8 million increase or decrease in the fair value of the Select Energy trading portfolio. In the normal course of business, Select Energy and SENY also face risks that are either non-financial or non-quantifiable. These risks principally include credit risk, which is not reflected in this sensitivity analysis.

C. Other Risk Management Activities

Credit Risk Management: Credit risk relates to the risk of loss that NU would incur as a result of non-performance by counterparties pursuant to the terms of their contractual obligations. NU serves a wide variety of customers and suppliers that include IPPs, industrial companies, gas and electric utilities, oil and gas producers, financial institutions, and other energy marketers. Margin accounts exist within this diverse group, and NU realizes interest receipts and payments related to balances outstanding in these margin accounts. This wide customer and supplier mix generates a need for a variety of contractual structures, products and terms which, in turn, requires NU to manage the portfolio of market risk inherent in those transactions in a manner consistent with the parameters established by NU's risk management process.

Credit risks and market risks at NU Enterprises are monitored regularly by a Risk Oversight Council operating outside of the business lines that create or actively manage these risk exposures to ensure compliance with NU's stated risk management policies.

NU tracks and re-balances the risk in its portfolio in accordance with fair value and other risk management methodologies that utilize forward price curves in the energy markets to estimate the size and probability of future potential exposure.

NYMEX traded futures and option contracts cleared off the NYMEX exchange are ultimately guaranteed by NYMEX to Select Energy and SENY. Select Energy and SENY have established written credit policies with regard to its counterparties to minimize overall credit risk on all types of transactions. These policies require an evaluation of potential counterparties' financial condition (including credit ratings), collateral requirements under certain circumstances (including cash in advance, LOCs, and parent guarantees), and the use of standardized agreements, which allow for the netting of positive and negative exposures associated with a single counterparty. This evaluation results in establishing credit limits prior to Select Energy and SENY entering into energy contracts. The appropriateness of these limits is subject to continuing review. Concentrations among these counterparties may impact Select Energy's and SENY's overall exposure to credit risk, either positively or negatively, in that the counterparties may be similarly affected by changes to economic, regulatory or other conditions.

At March 31, 2004, Select Energy and SENY maintained collateral balances from counterparties of $70.9 million ($65.6 million for Select Energy and $5.3 million for SENY). These amounts are included in both unrestricted cash from counterparties and other current liabilities on the accompanying balance sheets.

19. Unrestricted Cash from Counterparties

Unrestricted cash on deposit from counterparties represents balances collected from counterparties resulting from Select Energy's and SENY's credit management activities. An offsetting liability has been recorded in other current liabilities for the amounts collected. To the extent Select Energy or SENY requires collateral from counterparties, cash is held as a part of the total collateral required. The right to hold such cash collateral in an unrestricted manner is determined by the terms of Select Energy's and SENY's agreements. Key factors affecting the unrestricted status of a portion of this cash collateral include the financial standing of Select Energy or SENY and their credit support provider.

20. Special Deposits

Special deposits represents amounts Select Energy and SENY have on deposit with counterparties and brokerage firms in the amount of $4.8 million.





                   QUARTERLY REPORT OF NORTHEAST UTILITIES

                              SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued there under, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



          NORTHEAST UTILITIES
          -------------------
          (Registered Holding Company)



     By:  /s/ John P. Stack
          ------------------------------
          (Signature of Signing Officer)



          John P. Stack
          -------------
          Vice President-Accounting and Controller
          ----------------------------------------
          Date:  May 27, 2004
          -------------------